                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. Press release dated May 1, 2007.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: May 1, 2007                                        By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama                                   Mor Abraham
CFO                                            Marketing Communications Manager
Metalink Ltd.                                  Metalink Ltd.
Tel:  972-9-9605395                            Tel:   972-9-9605406
Fax:  972-9-9605544                            Fax:   972-9-9605544
yuvalr@metalinkbb.com                          amor@metalinkbb.com

                   METALINK REPORTS FIRST QUARTER 2007 RESULTS

YAKUM, ISRAEL, MAY 1, 2007 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced results for the first quarter ended March 31,
2007.

Revenues for the first quarter of 2007 were $2.3 million compared to $3.1 million for the first quarter of 2006. All of the 2007 revenues derived from the
Company's legacy DSL products. Net loss for the period was $4.9 million, or
$(0.25) per share compared to $4.1 million, or $(0.21) per share for the first quarter of 2006. Net loss for the first quarter of 2007 includes stock-based compensation expenses of $0.3 million recorded as a result of the adoption of
SFAS 123(R). Metalink's cash, cash equivalents, short and long-term investments as of March 31, 2007 were $24.7 million, compared to $28.6 million at the end of
2006.

Commenting on the results, Metalink's Chairman and CEO, Tzvika Shukhman, said,
"We are pleased to report another quarter of significant progress in line with our strategy to become a major provider of high definition video grade
802.11n-compliant chipsets for home networking. During the quarter, we extended our early-mover advantage, sampling our chipsets with additional vendors and moving to the next step in our co-operations and partnerships with top-tier chip vendors. We are especially proud of our recently announced partnership with
Samsung and STMicroelectronics, which led to the revolutionary set-top box which
Samsung exhibited at CeBIT. We look forward to our partners' demonstrations of additional WLANPLUS-enabled products at next month's Computex."

Mr. Shukhman continued, "The recent approval of Draft 2.0 of 802.11n standard, which underscores the importance of performance at the 5GHz band, plays to our strengths and further validates our unique technology. This has bolstered
Metalink's positioning as a major player in the Wi-Fi-for-digital-home space and the best-in-breed source of connectivity solutions for triple-play, HDTV, video, music and gaming product lines. With an established standard and standards-based interoperability testing on the near-term horizon, we believe that the next generation of home entertainment products is on the verge of coming to market, and that Metalink will be one of the market players to benefit."

METALINK'S FIRST QUARTER 2007 CONFERENCE CALL will be broadcast "live" in listen-only mode via its website on Tuesday, May 1, 2007 at 9:00 AM EDT.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPlus(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPlus enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has subsidiaries in Atlanta (US),
South Korea, and Japan as well as an office in China. Further information is available at http://www.metalinkbb.com

                                   ----------

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (Tables follow)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                           MARCH 31,       DECEMBER 31,
                                                           ---------        ---------
                                                             2007              2006
                                                           ---------        ---------
                                                          (UNAUDITED)
                                                           ---------
                                                        (IN THOUSANDS EXCEPT SHARE DATA)
                                                           --------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                $   3,431        $   4,775
  Short-term investments                                      14,088           18,317
  Trade accounts receivable                                      929            2,025
  Other receivables                                              972              422
  Prepaid expenses                                               469              584
  Inventories                                                  2,630            3,171
                                                           ---------        ---------
       Total current assets                                   22,519           29,294
                                                           ---------        ---------

LONG-TERM INVESTMENTS                                          7,147            5,520
                                                           ---------        ---------

SEVERANCE PAY FUND                                             2,031            1,955
                                                           ---------        ---------

PROPERTY AND EQUIPMENT, NET                                    3,392            3,517
                                                           =========        =========

       Total assets                                        $  35,089        $  40,286
                                                           =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                   $   1,252        $   2,280
  Other payables and accrued expenses                          3,811            4,058
                                                           ---------        ---------
       Total current liabilities                               5,063            6,338
                                                           ---------        ---------

ACCRUED SEVERANCE PAY                                          3,237            3,065
                                                           ---------        ---------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized -
    50,000,000 shares, issued and outstanding -
    20,778,161 and 20,653,826 shares as of March 31,
    2007 and December 31, 2006, respectively)                    617              614
  Additional paid-in capital                                 133,947          133,119
  Accumulated other comprehensive loss                           (28)             (52)
  Accumulated deficit                                        (97,862)         (92,913)
                                                           ---------        ---------
                                                              36,674           40,768
                                                           ---------        ---------

  Treasury stock, at cost; 898,500 as of
     March 31, 2007 and December 31, 2006                     (9,885)          (9,885)
                                                           ---------        ---------
       Total shareholders' equity                             26,789           30,883
                                                           =========        =========

       Total liabilities and shareholders' equity          $  35,089        $  40,286
                                                           =========        =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           THREE MONTHS ENDED MARCH 31,
                                                        --------------------------------
                                                            2007                2006
                                                        ------------        ------------
                                                         (UNAUDITED)         (UNAUDITED)
                                                        ------------        ------------
                                                                 (IN THOUSANDS,
                                                         EXCEPT SHARE AND PER SHARE DATA)
                                                        --------------------------------

Revenues                                                $      2,346        $      3,074
                                                        ------------        ------------
Cost of revenues:
  Costs and expenses                                           1,094               1,469
  Royalties to the Government of Israel                           72                  95
                                                        ------------        ------------
      Total cost of revenues                                   1,166               1,564
                                                        ============        ============

   GROSS PROFIT                                                1,180               1,510

Operating expenses:
  Gross research and development                               5,180               4,861
  Less - Royalty bearing and other grants                        584                 633
                                                        ------------        ------------
  Research and development, net                                4,596               4,228
                                                        ------------        ------------

  Selling and marketing                                        1,316               1,231
  General and administrative                                     531                 461
                                                        ------------        ------------
      Total operating expenses                                 6,443               5,920
                                                        ============        ============

   OPERATING LOSS                                             (5,263)             (4,410)

Financial income, net                                            314                 324
                                                        ------------        ------------

   NET LOSS                                             $     (4,949)       $     (4,086)
                                                        ============        ============

Loss per ordinary share:
Basic                                                   $      (0.25)       $      (0.21)
                                                        ============        ============

Diluted                                                 $      (0.25)       $      (0.21)
                                                        ============        ============

Shares used in computing loss per ordinary share:
Basic                                                     19,810,888          19,533,774
                                                        ============        ============

Diluted                                                   19,810,888          19,533,774
                                                        ============        ============